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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:

July

Commission File Number:

000-30610

OPEN EC TECHOLOGIES, INC.

(Translation of registrant’s name into English)

210-889 Harbourside Drive

North Vancouver, British Columbia

Canada V7P 3S1

(Address of principal executive offices)

SOFTCARE EC, INC.

(Former Name or Former Address, if Changed Since Last Report)

1.  Report of exempt distribution, 07/03/2003

2.  News release, 07/04/2003

3.  Material Change Report, 07/04/2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

Open EC Technologies, Inc.

(formerly known as SoftCare EC Inc.)

210-889 Harbourside Drive

North Vancouver, British Columbia

Canada V7P 3S1

July 3, 2003

HAND DELIVERED

British Columbia Securities Commission

P.O. Box 10142, Pacific Center

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Attention: Filings Department

Dear Sir or Madam:

Re: Report of Exempt Distribution – Form BCF 45-902F

Please find enclosed the referenced Form BCF 45-902F Report of Exempt Distribution, duly prepared and signed by Open EC Technologies, Inc. (the “Company”) together with a BC Form 11-901F Securities Regulation Fee Checklist and the Company’s cheque in the amount of $103.50 as the required fee.

Sincerely,

OPEN EC TECHNOLOGIES, INC.

John A. Versfelt

Chief Financial Officer

Enclosures

Cc: Alberta Securities Commission by fax

Ontario Securities Commission by fax

OPEN EC TECHNOLOGIES, INC.

(Formerly known as SoftCare EC, Inc.)

News Release

Open EC Technologies Announces

Closing of Convertible Debenture Private Placement, Name

Change, Consolidation and Director Changes

North Vancouver, British Columbia, July 4, 2003 – Open EC Technologies Inc. (the “Company”) (TSX-V: OCE; OTC: SFCEF). The Company reports that it has received TSX Venture Exchange (the “Exchange”) acceptance of the non–brokered convertible debenture private placement of $250,000 U.S. ($343,425) (the “Private Placement”) announced June 4, 2003. Having received the funds in full from the placee, Mr. Sam X. Eyde, the Private Placement has closed. Shares issued pursuant to conversion of the debenture shall be subject to a hold period of four months from June 26, 2003. Mr. Eyde, by virtue of his shareholdings which exceed twenty percent (20%) of the issued and outstanding shares of the Company, is deemed to be a control person as defined in the British Columbia Securities Act (the “Act”).

The convertible debenture is convertible into units of the Company consisting of one common share and one-half of one common share purchase warrant at $0.10 of principal outstanding in year one, at $0.11 in year two, and at $0.12 in year three (the “Units”).  The maturity date is March 17, 2006. Each whole warrant will expire March 17, 2005 and entitles the holder, Mr. Eyde, to purchase one common share at a price of $0.10 in the first year of exercise and at $0.11 in the second year of exercise.  The Company and Mr. Eyde advise that if he was to convert the entire debenture into Units and if he exercised all of the warrants that would be issued upon such conversion, prior to issuance of any other shares of the Company, Mr. Eyde would receive 5,151,375 shares of the Company, which when added to his present share holdings of the Company would increase his holdings to 5,626,375 common shares or 75.26% of the total common shares of the Company that would be issued upon such debenture conversion and warrant exercise. Mr. Eyde acquired the debenture for investment purposes. He has no present intention of increasing or decreasing his securities position with the Company, however he may purchase or sell securities in the future.

Common shares of the Company began trading under its new name, Open EC Technologies, Inc. (TSX-V: OCE) on June 23, 2003 and its capital has been consolidated on a ten (10) old for one (1) new common share basis. At this time the Company is awaiting confirmation of its new Nasdaq OTC Market trading symbol. Open EC Technologies, Inc. is a holding company for Open Electronic Commerce software and related technologies. The business focus is to acquire and grow technology companies, joint ventures and partnerships to maximize market position and profitability in high value business to business electronic commerce solutions. The Company’s operating subsidiary continues to develop business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. The Company’s e-business management software is open and scaleable allowing for integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to business e-trading relationships.

Effective immediately, Mr. Roy D. Trivett has resigned as a director of the Company as a result of increased time requirements with his other ventures. Mr. Trivett has provided the Company with significant insight and expertise, especially during the past year’s reorganization. Management expresses their appreciation and best wishes to Mr. Trivett in his other ventures.  Mr. John A. Versfelt, the Chief Financial Officer of the Company has been appointed by the Board of Directors to fill the vacancy.

On Behalf of the Board of Directors

John A. Versfelt

Director & CFO

For More Information Contact:

Corporate Communications

Clive Massey

SoftCare EC Inc

888 763 8227 toll free

604 983 8083 tel

604 983 8056 fax

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION

151 OF THE SECURITIES RULES.

1. Reporting Issuer Open EC Technologies, Inc.

(formerly SoftCare EC Inc.)

#210 - 889 Harbourside Drive

North Vancouver, B.C.

V7P 3S1

2. Date of Material Change: July 4, 2003

3. Press Release

A news release dated July 4, 2003, 2003, delivered to Stockwatch and Market News.

4. Summary of Material Change

The Issuer announces the TSX Venture Exchange (Exchange) acceptance and the closing of a $250,000 U.S. ($343,425 Cdn.) non - brokered convertible debenture on the terms set out in the attached July 4, 2003 news release. This financing will be used for general working capital and product development. Any shares issued upon conversion of the debenture and the exercise of warrants issued pursuant to such conversion are subject to a four (4) month hold period from June 25, 2003.

The Issuer also announces Exchange acceptance of a name change to Open EC Technologies, Inc. and a consolidation of its capital on the basis of one new for ten old common shares made effective June 23, 2003. Furthermore, the resignation of Roy D. Trivett, as a director of the Issuer, and the appointment of John A. Versfelt to fill the director vacancy was announced.

5. Full Description of Material Change: See attached news release dated July 4, 2003.

6. Reliance on Section 85(2) of the Act: N/A

7. Omitted Information: Nil

8. Senior Officer Contact

John A. Versfelt, Chief Financial Officer

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 4th day of July, 2003.

(signed “John A. Versfelt”)

John A. Versfelt

Director & CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SoftCare EC Inc. -- SEC File No. 000-30610

(Registrant)

Date: July 07, 2003     By

/s/ John Versfelt_________

John Versfelt, Chief Financial Officer